UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25280

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Windmill Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

253 Route 202
(No. and Street)

Somers (City) New York (State) 10589 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Maceranka 914 277-2700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Co., LLC
(Name – *if individual, state last, first, middle name*)

293 Eisenhower Parkway, Suite 290 (Address) Livingston (City), NJ (State) 07039 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Maceranka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Windmill Group, Inc, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

KRISTIN CALAMITA
Notary Public - State of New York
No. 01CA6398922
Qualified in Putnam County
My Commission Expires Aug. 26, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE WINDMILL GROUP, INC.

ANNUAL REPORT

DECEMBER 31, 2019

THE WINDMILL GROUP, INC.
ANNUAL REPORT
DECEMBER 31, 2019

TABLE OF CONTENTS

THE WINDMILL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Assets	
Cash	$ 63,677
Accounts receivable	757
Total Assets	$ 64,434

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Commissions payable	$ 55,384
Stockholders' Equity	9,050
Total Liabilities and Stockholders' Equity	$ 64,434

The accompanying notes are an integral part of these Financial Statements

THE WINDMILL GROUP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues	
Commissions	$ 459,850
Operating Expenses	
Automobile	27,822
Bank charges	180
Commissions	176,606
Dues, subscriptions, and licenses	10,126
Insurance	25,492
Internet expenses	4,073
Office expense & supplies	21,398
Postage & Delivery	473
Professional Fees	12,375
Rent	16,080
Officer Salaries	7,850
Telephone	6,254
Taxes	914
Utilities	1,360
Total expenses	311,003
Net Income	$ 148,847

The accompanying notes are an integral part of these Financial Statements

THE WINDMILL GROUP, INC.
STATEMENT OF CHANGES IN STOCKOLDERS' EQUITY

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance as of January 1, 2019	$2,700	$130,100	($ 119,690)	$ 13,110
Net income			148,847	148,847
Distributions			(152,907)	(152,907)
Balance as of December 31, 2019	$2,700	$130,100	$(123,750)	$ 9,050

The accompanying notes are an integral part of these Financial Statements

THE WINDMILL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

Cash flows provided by operating activities:	
Net income	$ 148,847
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in assets and liabilities	
Accounts receivable	1,004
Payroll taxes payable	(54)
Commissions payable	1,309
Net cash provided by operating activities	151,106
Cash flows from financing activities:	
Distributions	(152,907)
Net cash used for financing activities	(152,907)
Net decrease in cash and cash equivalents	(1,801)
Cash – beginning of year	65,478
Cash – end of year	$ 63,677

The accompanying notes are an integral part of these Financial Statements

THE WINDMILL GROUP, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2019

Note 1 -Organization:

Corporation:
The Windmill Group Inc. was formed in May 1970, in the state of New York for the purpose of registering as a FINRA broker-dealer. The company is headquartered in Somers, New York. The company is registered with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corp ("SIPC") and the Municipal Securities Rulemaking Board ("MSRB").

Note 2 – Summary of Significant Accounting Policies:

Basis of Accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions Payable

The year end balance of $55,384 is current. It represents commissions earned during 2019 by other registered brokers.

Rent/Leases:
On January 1, 2019, the company adopted ASU 2016-02 Leases - (Topic 842). ASU 2016-02 requires the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including those leases classified as operation leases under previous GAAP, along with the disclosure of key information about lease arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018. The company has elected not to recognize leases with terms of 12 months or less. Office rent is paid on a month to month basis. The standard has had no impact on the Company's financial position and results of operations.

Note 2 – Summary of Significant Accounting Policies: (continued)

Revenue Recognition:

Revenue recognition guidance requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The guidance requires an entity to follow a five step model to (1) identify the contracts with a customer, (2) identify the performance obligations in the contract, (3) determining the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The company earns commission revenue as an introducing broker for the transaction of its customers. The company recognizes commission revenue at a point in time, on the trade date because that is when the underlying financial instrument is identified, the pricing is agreed upon and there are no significant action which the Company needs to take subsequent to this date to satisfy the performance obligation. Amounts earned are generally calculated as a percentage of the market value associated with the trade date.

Income Taxes

The company operates as a small business corporation ("S" corporation) for income tax purposes. As such, the company's income or loss, and credits will be passed through to the stockholders and combined with their other personal income and deductions to determine taxable income on their individual returns.

The company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. At December 31, 2019, there are no significant income tax uncertainties that are expected to have a material impact on the company's financial statements.

Capital Stock

There are 200 shares of stock authorized for issuance. 100 shares are issued and outstanding. Each stockholder owns 50 shares at December 31, 2019.

Note 2 – Summary of Significant Accounting Policies: (continued)

Net Capital Requirements:

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6.67% of aggregate indebtedness. At December 31, 2019, the company had net capital of $9,050, which exceeded the required net capital by $4,050.

The Company is currently exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions appearing in paragraph (k)(2)(ii) of the rule.

Subsequent Events:

The company has evaluated its subsequent events and transactions occurring after December 31, 2019 through February 28, 2020, the date that the financial statements were available to be issued.

Clearing Broker:

The Company has entered into a Fully Disclosed Clearing Agreement with Mutual Securities Inc., ("Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a Clearing Broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934.

Exhibit A

THE WINDMILL GROUP, INC.
COMPUTATION OF NET CAPITAL REQUIREMENT AND NET CAPITAL
DECEMBER 31, 2019

Total stockholders' equity from balance sheet equity	$ 9,050
Less: non allowable assets from the balance sheet:	
Other assets	0
Net Capital	$ 9,050
Minimum Net Capital Required 6 2/3% of aggregate indebtedness ($55,384)	$ 3,692
Minimum Required	$ 5,000
Net Capital Required (Greater of above amounts)	$ 5,000
Excess Net Capital (Net Capital $9,050, less net capital requirement of $5,000)	$ 4,050
Net Capital less 120% of minimum dollar Net Capital requirement of $5,000	$ 3,050

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c13-3 OF THE SECURITIES AND ECHANGE COMMISSION
DECEMBER 31, 2019

FIRM ATTESTATION

The Windmill Group, Inc. (TWG) through its quarterly Focus Reporting for the period of January 1 through December 31, 2019 and for the year then ended, claimed exemption under Section (K) (2) (ii) of SEC Rule 15c3-3.

Under this exemption, TWG attests it operated as an introducing broker dealer and forwarded all orders for customers to its carrying broker(s), on a fully disclosed basis without exception. During this time frame all customer transactions were cleared on a fully disclosed basis and without exemption. TWG did not receive customer funds.

John Maceranka